EXHIBIT 99.1

Osisko Development Reports Second Quarter 2024 Results

(All monetary references are expressed in Canadian dollars, unless otherwise indicated)

MONTREAL, Aug. 12, 2024 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") reports its financial and operating results for the three months ended June 30, 2024 ("Q2 2024").

Q2 2024 HIGHLIGHTS

Operating, Financial and Corporate Updates:

  805 ounces of gold sold by the Company from operating activities in the second quarter, comprising of 790 ounces of gold sold from the Trixie test mine ("Trixie"), and the balance from the Cariboo Gold Project ("Cariboo Gold Project") by processing stockpiles at a third-party facility.
  $2.6 million in revenues ($10.8 million in Q2 2023) and $2.7 million in cost of sales ($11.4 million in Q2 2023) generated from operating activities.
  On May 9, 2024, the Company announced, as part of its regular annual remuneration program, the granting of an aggregate of 283,250 deferred share units ("DSU") of the Company to its independent directors in accordance with the DSU Plan of the Company
  On May 30, 2024, Maggie Layman departed from her position as Vice President, Exploration to pursue another opportunity.
  On June 3, 2024, the Company announced that in connection with the terms of the Company’s previously completed acquisition in May 2022 of a 100% ownership interest in the Tintic Project, it had satisfied the second of five deferred payments to the sellers. The deferred consideration of US$2,500,000 was settled by the issuance of 1,228,394 common shares.
  On June 10, 2024, the Company entered into an amending agreement to the credit agreement (the "Amendment") with National Bank of Canada made as of March 1, 2024, providing for a US$50 million delayed draw term loan (the "Credit Facility"). The Amendment provides for, among other things:
    An 8-month extension to the maturity date to October 31, 2025 (from March 1, 2025). The extension is subject to the completion of a capital raise of at least US$20 million prior to October 31, 2024, otherwise the maturity date reverts to February 28, 2025.
    Reduction in the mandatory prepayment amount to 50% of each incremental dollar raised in excess of US$25 million in respect of certain financings, allowing the Company to preserve 50% of such proceeds. There are no mandatory prepayment requirements for amounts up to US$25 million.
  As at June 30, 2024, the Company had approximately $33.7 million in cash.

Cariboo Gold Project – British Columbia, Canada (100%-owned)

  Permitting Progress. Receipt of the EA Certificate in October 2023 successfully concluded the EA process for the Cariboo Gold Project (see Figure 1).
    The BC Mines Act and Environmental Management Act permits have been drafted, and are currently under review by the Company and the Mine Review Committee.
    The Company anticipates completing its permit application referral and receiving final construction and operating permits in Q3 2024.
    The Company continues to explore funding options, including fully-funded solutions for the Cariboo Gold Project.

Figure 1: Cariboo Gold Project – Permitting Timeline Summary

  Pre-Construction Activities. During Q1 2024, under an existing provincial permit, the Company commenced an underground development drift from the existing Cow Portal into the Cariboo Gold Project's mineral deposit at the Lowhee Zone. The objective of the bulk sample work program is to reach the ore body and extract a 10,000 tonne bulk sample of mineralized material for ore sorter, heavy equipment and mining testing.
    To date, approximately 510 meters of development has been completed, with another 660 meters remaining to reach the target area.
    The Company anticipates completing the bulk sample in Q4 2024.
  Wildfire Response. On July 22, 2024, the Company temporarily paused non-essential activities at its Cariboo Gold Project following a wildfire evacuation order that included the Project. The wildfire evacuation order was lifted on July 25, 2024, and normal course operations and site activities at the Cariboo Gold Project resumed on July 26, 2024, following the return of non-essential employees to site. The mine site infrastructure was unaffected by the wildfires.

Tintic Project – Utah, U.S.A. (100%-owned)

  Big Hill Porphyry Target Drilling. Two surface diamond drill holes totalling approximately 2,920 meters ("m") (9,581 feet ("ft")) have been completed at the Big Hill target area in May 2024 testing for copper-gold-molybdenum porphyry mineralization potential.
    Both drill holes intersected porphyry systems defined by at least three late-mineral monzonite porphyritic intrusive phases and an intrusion breccia.
    Although anomalous copper and molybdenum mineralization was encountered, including low visible presence of chalcopyrite, tennantite, and molybdenite, no significant intercepts of copper, gold or molybdenum were observed. The porphyries encountered to date are considered to lack evidence for the major fluid paths required to be the source of mineralization in the Tintic District.
    Big Hill West Target. The results of the recent and historical drill holes suggest that the early and potentially better mineralized intrusive phase could be in an untested area immediately west and southwest of the area drilled at Big Hill.
  Trixie West Porphyry Target Drilling. One diamond drill hole was completed from underground testing porphyry-style mineralization down plunge of the mineralized structures below Trixie to a depth of 759.6 m (2,492 ft) when it crossed the Eureka Lily fault to the east and out of the prospective alteration zone.
    These results suggest that the western hanging wall block of the Eureka Lilly fault (west of Trixie) is potentially more conducive for porphyry-style mineralization.
    Anomalous mineralization was encountered in the drill hole; however, no significant intercepts of gold, copper or molybdenum were encountered.
  Zuma High-Potential Porphyry Target. Based on the results to date, the Zuma area has been identified as a good porphyry target that merits initial drill testing and may represent one of the causative porphyry centres of the East Tintic district.
  Lower Quartzite CRD Target. Based on the compilation of geological, drilling, and historical data, a potential large scale carbonate replacement deposit ("CRD") may be located below the footwall of the East Tintic thrust fault. A recommended drill program has been proposed that targets downdip extensions of known mineralization at Burgin.
  Trixie Underground Chip Sampling. The Company disclosed chip sample assays from new development areas at Trixie. Select assay highlights included (see news release dated August 7, 2024):
    11.07 grams per tonne ("g/t") gold ("Au") and 25.45 g/t silver ("Ag") over 6.10 m in CH01716 (0.32 troy ounces per short ton ("oz/t") Au and 0.74 oz/t Ag over 20 ft).

San Antonio Gold Project – Sonora State, Mexico (100%-owned)

  The San Antonio Gold Project remains in care and maintenance, with no production anticipated henceforth.
  The Company awaits next steps from the government of Mexico with respect to the permitting process and the status of open pit mining in the country. The approval process for environmental permits for mining may resume after the new president takes office in October 2024.
  Strategic Review. The Company is conducting a strategic review of the project and has engaged a financial advisor in connection thereof. The strategic review includes, among others, exploring the potential for a financial or strategic partner in the asset or for a full or partial sale of the asset.

SUBSEQUENT TO Q2 2024

  On July 5, 2024, the Company announced that effective July 4, 2024, as part of its annual compensation review, the Board of Directors approved the grant of an aggregate of 2,797,400 incentive stock options and an aggregate of 371,800 restricted share units to certain senior officers of the Company in accordance with the terms of the Company's Option and RSU plans.

KEY UPCOMING MILESTONES

Key Project Milestones	Expected Timing of Completion	Anticipated Remaining Costs*
Cariboo Gold Project(1)
Bulk Sample	Q4 2024	$6.8 million
Water and Waste Management	Q4 2024	$0.1 million
Electrical and Communication	Q4 2024	$0.6 million
Management, environmental, and other pre-permitting work	Q3 2024	$5.2 million
Detailed engineering and permitting(2)	Q4 2024	$1.3 million
Tintic Project
Regional Drilling	Completed – Q2 2024	$nil

_____________________________
*as at June 30, 2024

Notes:

(1)	The expenditures disclosed in this table include amounts approved by the Board of Directors up until the end of August 2024. Additional expenditures will be required to complete certain of the milestones and are subject to approval by the Board of Directors.
(2)	These activities are contributing towards the completion of permitting, which are presently expected to be completed in Q3 2024. Additional costs and time relating to engineering, including water and waste management and electrical and communication, will be required in the construction phase (subject to a positive construction decision and completion of project financing).

Consolidated Financial Statements

The Company's unaudited interim consolidated financial statements (the "Financial Statements") and management's discussion and analysis ("MD&A") for the three months ended June 30, 2024 are available on the Company's website at www.osiskodev.com, on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile.

Qualified Persons

The scientific and technical information contained in this news release has been reviewed and approved by Daniel Downton P.Geo., Chief Resource Geologist of Osisko Development, a "qualified person" within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Technical Reports

Information relating to the Cariboo Gold Project and the Cariboo FS is supported by the technical report titled "Feasibility Study for the Cariboo Gold Project, District of Well, British Columbia, Canada", dated January 10, 2023 (amended January 12, 2023) with an effective date of December 30, 2022) prepared for the Company by independent representatives BBA Engineering Ltd. and supported by independent consulting firms, including InnovExplo Inc., SRK Consulting (Canada) Inc., Golder Associates Ltd. (amalgamated with WSP Canada Inc. on January 1, 2023, to form WSP Canada Inc.), WSP USA Inc., Falkirk Environmental Consultants Ltd., Klohn Crippen Berger Ltd., KCC Geoconsulting Inc., and JDS Energy & Mining Inc. (the "Cariboo Technical Report"). Reference should be made to the full text of the Cariboo Technical Report, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at www.osiskodev.com.

Information relating to the Tintic Project and the current mineral resource estimate for the Trixie deposit (the "2024 Trixie MRE") and the assumptions, qualifications and limitations thereof, is supported by the technical report titled "NI 43-101 Technical Report, Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America" and dated April 25, 2024 (with an effective date of March 14, 2024), prepared for the Company by independent representatives of Micon International Limited, being William Lewis, P. Geo, and Alan J. San Martin, MAusIMM(CP) (the "Tintic Technical Report"). Reference should be made to the full text of the Tintic Technical Report, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at www.osiskodev.com.

Information relating to San Antonio is supported by the technical report titled "NI 43-101 Technical Report for the 2022 Mineral Resource Estimate on the San Antonio Project, Sonora, Mexico", dated July 12, 2022 (with an effective date of June 24, 2022) prepared for the Company by independent representatives of Micon International Limited (the "San Antonio Technical Report", collectively with the Tintic Technical Report and Cariboo Technical Report, the "Technical Reports"). Reference should be made to the full text of the San Antonio Technical Report, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at www.osiskodev.com.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTIONARY STATEMENTS

Cautionary Statement Regarding Estimates of Mineral Resources

This news release uses the terms measured, indicated and inferred mineral resources as a relative measure of the level of confidence in the resource estimate. Readers are cautioned that mineral resources are not mineral reserves and that the economic viability of resources that are not mineral reserves has not been demonstrated. The mineral resource estimate disclosed in this news release may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing or other relevant issues. The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards on Mineral Resources and Mineral Reserves" incorporated by reference into NI 43-101. Under NI 43-101, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for preliminary economic assessments. Readers are cautioned not to assume that further work on the stated resources will lead to mineral reserves that can be mined economically.

Cautionary Statement Regarding Financing Risks

The Company's development and exploration activities are subject to financing risks. At the present time, the Company has exploration and development assets which may generate periodic revenues through test mining, but has no mines in the commercial production stage that generate positive cash flows. The Company cautions that test mining at its operations could be suspended at any time. The Company's ability to explore for and discover potential economic projects, and then to bring them into production, is highly dependent upon its ability to raise equity and debt capital in the financial markets. Any projects that the Company develops will require significant capital expenditures. To obtain such funds, the Company may sell additional securities including, but not limited to, the Company's shares or some form of convertible security, the effect of which may result in a substantial dilution of the equity interests of the Company's Shareholders. Alternatively, the Company may also sell a part of its interest in an asset in order to raise capital. There is no assurance that the Company will be able to raise the funds required to continue its exploration programs and finance the development of any potentially economic deposit that is identified on acceptable terms or at all. The failure to obtain the necessary financing(s) could have a material adverse effect on the Company's growth strategy, results of operations, financial condition and project scheduling.

Cautionary Statement Regarding Test Mining Without Feasibility Study

The Company cautions that its prior decision to commence small-scale underground mining activities and batch vat leaching at the Trixie test mine was made without the benefit of a feasibility study, or reported mineral resources or mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. Small scale test-mining at Trixie was suspended in December 2022, resumed in the second quarter of 2023, and suspended once again in December 2023. If and when small-scale test-mining recommences at Trixie, there is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. The failure to continue production may have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs may have a material adverse impact on the Company's cash flow and potential profitability. In continuing operations at Trixie after closing, the Company has not based its decision to continue such operations on a feasibility study, or reported mineral resources or mineral reserves demonstrating economic and technical viability.

Cautionary Statement to U.S. Investors

The Company is subject to the reporting requirements of the applicable Canadian securities laws and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in its technical reports, financial statements, MD&A and this news release, in accordance with Canadian reporting requirements, which are governed by NI 43-101. As such, such information concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in its technical reports, financial statements, MD&A and this news release, is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission ("SEC").

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (together, "forward-looking statements"). These forward-looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications and limitations relating to the significance of the high-priority target drilling; the utility of modern exploration techniques; the potential for parallel high-grade gold fissure zones; the potential of Tintic to host a copper-gold porphyry center; the significance of regional exploration potential; the results of the 2024 Trixie MRE; the potential for unknown mineralized structures to extend existing zones of mineralization; category conversion; the timing and status of permitting; the capital resources available to Osisko Development; the ability of the Company to execute its planned activities, including as a result of its ability to seek additional funding or to reduce planned expenditures; the ability of the Company to obtain future financing and the terms of such financing; management's perceptions of historical trends, current conditions and expected future developments; the utility and significance of historic data, including the significance of the district hosting past producing mines; future mining activities; the potential of high grade gold mineralization on Trixie and Cariboo; the results (if any) of further exploration work to define and expand mineral resources; the ability of exploration work (including drilling) to accurately predict mineralization; the ability to generate additional drill targets; the ability of management to understand the geology and potential of the Company's properties; the ability of the Company to expand mineral resources beyond current mineral resource estimates; the timing and ability of the Company to complete upgrades to the mining and mill infrastructure at Trixie (if at all); continuation of test mining activities at Trixie (if at all); the timing and ability of the Company to ramp up processing capacity at Trixie (if at all); the ability of the Company to complete its exploration and development objectives for its projects in 2024 in the timing contemplated and within expected costs (if at all); the ongoing advancement of the deposits on the Company's properties; the deposit remaining open for expansion at depth and down plunge; the ability to realize upon any mineralization in a manner that is economic; the Cariboo project design and ability and timing to complete infrastructure at Cariboo (if at all); the ability and timing for Cariboo to reach commercial production (if at all); the ability to adapt to changes in gold prices, estimates of costs, estimates of planned exploration and development expenditures; the ability of the Company to obtain further capital on reasonable terms; the profitability (if at all) of the Company's operations; the Company being a well-positioned gold development company in Canada, USA and Mexico; the ability and timing for the permitting at San Antonio; the impact of permitting delays at San Antonio; the outcome of the strategic review of the San Antonio Project; sustainability and environmental impacts of operations at the Company's properties; as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Material assumptions also include, management's perceptions of historical trends, the ability of exploration (including drilling and chip sampling assays, and face sampling) to accurately predict mineralization, budget constraints and access to capital on terms acceptable to the Company, current conditions and expected future developments, regulatory framework remaining defined and understood, results of further exploration work to define or expand any mineral resources, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at the Company's properties; the ability to continue current operations and exploration; regulatory framework and presence of laws and regulations that may impose restrictions on mining; the ability of exploration activities (including drill results and chip sampling, and face sampling results) to accurately predict mineralization; errors in management's geological modelling; the ability to expand operations or complete further exploration activities; the timing and ability of the Company to obtain required approvals and permits; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal and commodity prices; fluctuations in the currency markets; dilution; environmental risks; and community, non-governmental and governmental actions and the impact of stakeholder actions. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2023 as well as the financial statements and MD&A for the year ended December 31, 2023, which have been filed on SEDAR+ (www.sedarplus.ca) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors facing the Company, its business and operations. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/ffaaf795-b59a-4cd5-a881-0fa040999ff6